C SQUARED DEVELOPMENTS INC.

735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. (604) 913-0613
fax (604) 913-0628

September 18, 2002

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Room 3090
Washington, D.C. 20549
U.S.A.

Attention: Mr. Paul Dudek

Dear Sirs:

RE: C Squared Developments Inc.
<u>12g3-2(b) Exemption - #82-1756</u>

In order to maintain the above exemption in good standing, we enclose the following:

1. Form 51-901F – Quarterly Report for the period ending June 30, 2002;
2. News release dated September 17, 2002; and
3. BC Form 53-901F–Material Change Report dated September 18, 2002.

Yours very truly,

C SQUARED DEVELOPMENTS INC.

per:

Marilyn Wong,
Assistant Secretary

10/9

Encl.

82 - 1756.

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:	X	**Schedule A**
	X	**Schedule B & C**

ISSUER DETAILS:

Name of Issuer	**C SQUARED DEVELOPMENTS INC.**
Issuer Address	**735 – 1489 Marine Drive, West Vancouver, B.C., V7T 1B8**
Issuer Telephone Number	**604-913-0613**
Contact Person	**Jonathan George**
Contact Position	**President**
Contact Telephone Number	**604-913-0613**
Contact Email Address	**N/A**
Web Site Address	**N/A**
For Quarter Ended	**June 30, 2002**
Date of Report (yy/mm/dd)	**02/08/16**

CERTIFICATE

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

"Jonathan George"	02/08/23
NAME OF DIRECTOR	**DATE SIGNED (YY/MM/DD)**
"R. Stuart Angus"	02/08/23
NAME OF DIRECTOR	**DATE SIGNED (YY/MM/DD)**

JONES RICHARDS & COMPANY
CERTIFIED GENERAL ACCOUNTANTS

Jack W. Lazareff
C.G.A.*

Keon J. Kwan
B.A., C.G.A.*, C.F.P.

Deborah E. Graystone
B.Sc., C.G.A.*, T.E.P.

Jindra Casperson
C.G.A.*

NOTICE TO READER

We have compiled the consolidated balance sheet of C Squared Developments Inc. as at June 30, 2002, the consolidated statement of operations and deficit, the consolidated statement of cash flows and the consolidated schedule of deferred exploration and development costs for the six months then ended from information provided by management.

We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Accordingly, readers are cautioned that these statements may not be appropriate for their purposes.

"Jones, Richards & Company"

CERTIFIED GENERAL ACCOUNTANTS

Vancouver, British Columbia
August 16, 2002

900 – 1200 Burrard Street, Vancouver, B.C. V6Z 2C7
TEL: 604.688-1910 FAX: 604.682-2368 WEB: www.jonesrichards.com
*PROFESSIONAL CORPORATIONS

C SQUARED DEVELOPMENTS INC.
CONSOLIDATED BALANCE SHEET
JUNE 30, 2002
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative audited consolidated figures for December 31, 2001)

	June 30, 2002	December 31, 2001
ASSETS		
Current Assets		
Cash	$ 65,361	$ 2,747
Cash in trust	-	1,388
Accounts receivable	245	-
Goods and services tax recoverable	6,442	3,573
Prepaid expenses	1,025	-
Deposit	1,722	1,722
	74,795	9,430
Property, Plant and Equipment (Note 2)	19,558	16,916
Mineral Properties (Note 3)	49,500	-
Reclamation Bonds	7,000	7,000
	$ 150,853	$ 33,346
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 85,652	$ 119,788
Due to related party	2,975	41,725
Convertible loan payable	165,000	165,000
	253,627	326,513
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share Capital (Note 4)	10,088,135	9,989,835
Share Subscription Advances	171,437	14,737
Deficit	(10,362,346)	(10,297,739)
	(102,774)	(293,167)
	$ 150,853	$ 33,346

Approved on Behalf of the Board:

"Jonathan George"
Director

"R. Stuart Angus"
Director

The accompanying notes are an integral part of these financial statements.

C SQUARED DEVELOPMENTS INC.
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
FOR THE PERIODS ENDED JUNE 30, 2002
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited consolidated figures for the periods ended June 30, 2001)

	Three Months Ended		Six Months Ended	
	June 30, 2002	June 30, 2001	June 30, 2002	June 30, 2001
ADMINISTRATION COSTS:				
Amortization	$ 1,040	$ 1,086	$ 2,100	$ 2,246
Consulting	3,600	20,500	6,000	31,000
Management fees	10,500	10,500	21,000	21,000
Office	6,458	2,637	12,069	2,658
Professional fees	3,490	11,192	4,490	11,942
Promotion and travel	3,769	186	4,014	440
Regulatory and transfer agent fees	4,274	6,966	8,642	9,814
Shareholder communications	5,574	6,425	6,529	7,147
	38,705	59,492	64,844	86,247
Other item:				
Interest and investment income	(204)	(111)	(237)	(327)
NET LOSS FOR THE PERIOD	38,501	59,381	64,607	85,920
DEFICIT AT BEGINNING OF PERIOD	10,323,845	10,176,590	10,297,739	10,150,051
DEFICIT AT END OF PERIOD	$ 10,362,346	$ 10,235,971	$ 10,362,346	$ 10,235,971
Loss per share	$ (0.01)	$ (0.03)	$ (0.02)	$ (0.04)

The accompanying notes are an integral part of these financial statements.

C SQUARED DEVELOPMENTS INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIODS ENDED JUNE 30, 2002
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited figures for the periods ended June 30, 2001)

	Three Months Ended June 30, 2002	Three Months Ended June 30, 2001	Six Months Ended June 30, 2002	Six Months Ended June 30, 2001
OPERATING ACTIVITIES:				
Net loss for the period	$ (38,501)	$ (59,381)	$ (64,607)	$ (85,920)
Adjustment:				
Amortization	1,040	1,086	2,100	2,246
	(37,461)	(58,295)	(62,507)	(83,674)
Change in non-cash working capital items:				
Accounts receivable	30,000		(245)	-
Goods and services tax recoverable	(1,713)	470	(2,869)	126
Prepaid expenses	513	-	(1,025)	(1,125)
Accounts payable and accrued liabilities	(2,337)	35,556	(34,136)	32,113
Due to related party	2,500	10,500	(38,750)	19,250
	(8,498)	(11,769)	(139,532)	(33,310)
FINANCING ACTIVITIES:				
Issuance of share capital for cash	-		98,300	-
Share subscription advances	-	-	156,700	-
	-	-	255,000	-
INVESTING ACTIVITIES:				
Acquisition cost of property, plant and equipment	-	-	(4,742)	-
Acquisition costs of mineral properties	-	(15,300)	(49,500)	(15,300)
Deferred exploration and development costs	-	(727)	-	(727)
	-	(16,027)	(54,242)	(16,027)
INCREASE (DECREASE) IN CASH	(8,498)	(27,796)	61,226	(49,337)
CASH AT BEGINNING OF PERIOD	73,859	31,738	4,135	53,279
CASH AT END OF PERIOD	$ 65,361	$ 3,942	$ 65,361	$ 3,942

The accompanying notes are an integral part of these financial statements.

C SQUARED DEVELOPMENTS INC.
CONSOLIDATED SCHEDULE OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
FOR THE SIX MONTHS ENDED JUNE 30, 2002
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited consolidated figures for the six months ended June 30, 2001)

	2002	2001
EXPLORATION AND DEVELOPMENT COSTS:		
Consulting	$ -	$ 727
	-	727
Balance, beginning of period	-	-
Balance, end of period	$ -	$ 727

The accompanying notes are an integral part of these financial statements.

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

C Squared Developments Inc. (the "Company") is engaged in the acquisition of mining properties. The interim financial statements of the Company have been prepared in accordance with the same accounting policies and methods of their application as the most recent audited financial statements for the year ended December 31, 2001, except that they do not include all note disclosures required for annual financial statements. It is suggested that the interim financial statements be read in conjunction with the annual financial statements.

2. PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated Amortization	June 30, 2002 Net Book Value	December 31, 2001 Net Book Value
Office furniture and equipment	$ 43,867	$ 28,594	$ 15,273	$ 14,839
Computer equipment	27,838	23,553	4,285	2,077
	$ 71,705	$ 52,147	$ 19,558	$ 16,916

3. MINERAL PROPERTIES

Otish Mountain Joint Venture

The Company has acquired by staking a 100% interest in 450 mineral claims located in the Otish Mountain area in the Chibougamau Mining District of Quebec for consideration of:

- paying staking costs totalling $49,500; and
- issuing 200,000 shares of the Company's capital stock (subsequently issued at a price of $0.12 per share, based on the issue price of the most recent private placement entered into by the Company).

By a Joint Venture Agreement dated February 1, 2002, the Company and Georgia Ventures Inc. of Vancouver, British Columbia formed the Otish Mountain Joint Venture ("OMJV"). Each party has a 50% interest in the OMJV.

The OMJV currently consists of 900 mineral claims located in the Otish Mountain area in the Chibougamau Mining District of Quebec. The Company's contribution to the OMJV is its 100% interest in the 450 mineral claims described above.

4. SHARE CAPITAL

The authorized share capital of the Company consists of 100,000,000 shares without par value.

The Company has issued shares of its capital stock as follows:

	June 30, 2002		December 31, 2001	
	Number of Shares	Amount	Number of Shares	Amount
Balance, Beginning of Period/Year	2,447,219	$ 9,989,835	2,246,557	$ 9,789,173
Issued During the Period/Year for:				
Cash	925,000	98,300	-	-
Debt	-	-	200,662	200,662
Balance, End of Period/Year	3,372,219	$ 10,088,135	2,447,219	$ 9,989,835

Transactions for the Issue of Share Capital
<u>During the Period Ended June 30, 2002:</u>

a. The Company entered into a private placement financing for the issue of up to 2,000,000 Special Warrants. To June 30, 2002, the Company had issued 635,000 Special Warrants at a price of $0.10 per Special Warrant for a total consideration of $63,500. Each special Warrant was converted, at no additional cost, into one (1) unit. Each unit consists of one (1) share and one (1) non-transferable share purchase warrant exercisable to acquire one (1) additional share at a price of $0.10 per share on or before January 8, 2003, or at a price of $0.12 per share on or before January 8, 2004.

b. The Company entered into a private placement financing for the issue of up to 500,000 Special Warrants. To June 30, 2002, the Company had issued 290,000 Special Warrants at a price of $0.12 per Special Warrant for a total consideration of $34,800. Each Special Warrant was converted, at no additional cost, into one (1) unit. Each unit consists of one (1) share and one (1) non-transferable share purchase warrant exercisable to acquire one (1) additional share at a price of $0.15 per share on or before January 21, 2004.

Stock Options:

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 402,311. Options granted under the Plan will have a maximum term of ten (10) years. The exercise price of options granted under the Plan will not be less than the market price of the shares (defined as the average closing market price of the Company's shares for the ten (10) trading days immediately preceding the day on which the TSX Venture Exchange receives notice regarding the granting of such options), or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange.

4. SHARE CAPITAL (CONT'D)

A summary of the status of the Company's stock option plan as of June 30, 2002 and December 31, 2001, and changes during the period/year then ended is as follows:

	June 30, 2002		December 31, 2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of period/year	69,000	$ 2.00	104,000	$ 2.00
Granted	300,000	0.10	-	-
Forfeited/cancelled	(69,000)	(2.00)	(35,000)	(2.00)
Options outstanding, end of period/year	300,000	$ 0.10	69,000	$ 2.00

At June 30, 2002, the Company had outstanding stock options exercisable to acquire 300,000 shares at a price of $0.10 per share on or before January 8, 2007.

The following table summarizes information about the stock options outstanding and exercisable as at June 30, 2002:

Range of Prices $	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price $
0.10	300,000	4.53	0.10

The Company follows the settlement accounting method of accounting for stock-based compensation awards granted to employees and non-employee Directors. Accordingly, no compensation expense has been recognized in the consolidated statements of operations for stock options granted. Had compensation costs been determined, based on the fair values at the dates of the grants for those options vested in the period, net loss and loss per share would have been the amounts shown below:

Net loss for the period ended June 30, 2002	$ 64,607
Unrecorded stock option compensation adjustment	23,130
Pro-forma net loss for the period ended June 30, 2002	$ 87,737
Pro-forma loss per share	$ (0.03)

4. SHARE CAPITAL (CONT'D)

The fair values of options vested during the six months ended June 30, 2002 was estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected volatility	101.65%
Risk-free interest rate	4.47%
Expected life	2 years
Dividend yield	0%

Warrants:

At June 30, 2002, the Company had outstanding share purchase warrants to acquire 1,193,072 common shares as follows:

Number	Exercise Price	Expiry Date
268,072	$1.40	August 22, 2003
635,000	$0.10 or	January 8, 2003
	$0.12	January 8, 2004
290,000	$0.15	January 21, 2004
1,193,072		

5. RELATED PARTY TRANSACTIONS

Management fees totalling $21,000 (2001 - $21,000) have been incurred with the President of the Company.

The above noted transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

6. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current period's consolidated financial statements presentation.

C SQUARED DEVELOPMENTS INC.
JUNE 30, 2002

Section 1

A. ANALYSIS OF EXPENSES AND DEFERRED COSTS:

See the accompanying financial statements.

Section 2

A. RELATED PARTY TRANSACTIONS FOR THE CURRENT FISCAL YEAR-TO-DATE:

See Note 5 of the accompanying consolidated financial statements.

The aggregate amount of expenditures made to parties not at arms length from the issuer are $21,000 during the current fiscal year to date.

Section 3

A. SECURITIES ISSUED DURING PERIOD ENDED JUNE 30, 2002:

Date Of Issue	Type Of Security	Type Of Issue	Number Of Shares Issued	Price Per Share	Total Proceeds	Type Of Consideration	Commission Paid
Apr. 15/02	Common Shares	Private Placement	635,000	$0.10	$63,500	Cash	Nil
Jun 5/02	Common Shares	Private Placement	290,000	$0.12	$34,800	Cash	Nil

B. OPTIONS GRANTED DURING PERIOD ENDED JUNE 30, 2002:

Date Granted	Name of Optionee	Number of Options	Exercise Price	Expiry Date
Jan. 8/02	J. George	100,000	$0.10	January 8, 2007
Jan. 8/02	R. Angus	100,000	$0.10	January 8, 2007
Jan. 8/02	M. Wong	50,000	$0.10	January 8, 2007
Jan. 8/02	L. Riccio	25,000	$0.10	January 8, 2007
Jan. 8/02	R. Watts	25,000	$0.10	January 8, 2007

C SQUARED DEVELOPMENTS INC.
JUNE 30, 2002

Section 4

A. AUTHORIZED AND ISSUED SHARE CAPITAL AS AT JUNE 30, 2002:

Authorized share capital - 100,000,000 shares without par value.

A total of 3,372,219 shares have been issued for a total of $10,088,135.

B. OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT JUNE 30, 2002:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Options	300,000	$0.10	January 8, 2007
Warrants	268,072	$1.40	August 22, 2003
Warrants	635,000	$0.10 or $0.12	January 8, 2003 January 8, 2004
Warrants	290,000	$0.15	January 21, 2004

C. SHARES IN ESCROW OR SUBJECT TO POOLING AS AT JUNE 30, 2002:

Common shares in escrow - NIL

Section 5

A. LIST OF DIRECTORS AND OFFICERS AS AT AUGUST 16, 2002:

Jonathan George	President/Director
Luca Riccio	Director
Robert A. Watts	Director
R. Stuart Angus	Secretary/Director
Marilyn Wong	Assistant Secretary

C SQUARED DEVELOPMENTS INC.
JUNE 30, 2002

REVIEW OF OPERATIONS

During the period ending June 30, 2002, the Company acquired a mineral project and completed two private placements.

Acquisitions

On February 14, 2002, the Company acquired a 50% interest in 900 mineral claims in the Otish Mountain area of central Quebec. The claims were acquired to explore their potential to host kimberlite pipes, six of which have been located by Ashton Mining of Canada in the region. The Company paid 10% above staking costs and has agreed to issue 200,000 shares to an arm's length party who facilitated the acquisition.

Financings

On January 9, 2002, the Company entered into a non-brokered private placement of up to two million special warrants at a price of $0.10 per special warrant for gross proceeds of $200,000. Each special warrant is exercisable into one unit, each unit being comprised of one share and one share purchase warrant. Each share purchase warrant entitles the purchaser to acquire an additional share at a price of $0.10 per share in year one and at a price of $0.12 per share in year two.

On January 22, 2002, the Company entered into a non-brokered private placement of up to 500,000 special warrants for gross proceeds of $60,000. Each special warrant is exercisable into one unit, each unit being comprised of one share and one share purchase warrant. Each share purchase warrant entitles the purchaser to acquire an additional share at a price of $0.15 per share for a term of two years.

Proceeds of the financings are to be used towards acquisitions, debt, and general working capital.

Subsequent Events

On July 9, 2002, the Company entered into a Letter of Intent with Terrawest Management Inc. ("Terrawest"), a non-related Vancouver, B.C. based private corporation, regarding the potential acquisition of two advanced gold projects situated in the People's Republic of China.

The Letter of Intent provides that the Company will advance up to $50,000 to purchase existing data and sponsor a site inspection and visit to China.

After completion of the inspection and analysis of the data, the Company will have the sole and exclusive right to acquire Terrawest's rights to complete valuations and perfect joint ventures on both projects.

C SQUARED DEVELOPMENTS INC.
JUNE 30, 2002

In connection with Project #1, Terrawest will grant to the Company the right to acquire its joint venture interest in the project, based upon an independent valuation to be completed during the August to November 2002 period, for 50% of the issued and outstanding shares of the Company on a fully diluted basis.

Terrawest will also grant to the Company the option to acquire its interest in Project #2, by funding a program of work in the amount of US $2.45 million over a two year period. At any time after completion of at least 50% of the work programs, the Company will have the right to acquire Terrawest's interest for shares of the Company, on the basis of a valuation satisfactory to it and to the TSX Venture Exchange.

Both projects are located in the Qin Ling gold mining district of China. Typifying the district are high grade, polymetallic mesothermal deposits occurring in the Archean-Taihua complex, which is composed mainly of felsic gneisses and metamorphosed supracrustal rocks interbedded with mafic to ultramafic rocks.

Further details will be made available upon the completion of the Company's initial assessment.

At the time of writing a four person crew including two independent geologists are in China assessing the properties.

During the period, there were no material differences in the actual use of proceeds from the previous disclosure by the Company regarding its intended use of proceeds.

There were no investor relations activities undertaken by the Company during the current fiscal year-to-date, and no investor relations arrangement or contracts entered into by the Company during that period.

82-1756.

C SQUARED DEVELOPMENTS INC.

735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. (604) 913-0613
fax (604) 913-0628

SEPTEMBER 17, 2002
NEWS RELEASE 00-06
TRADING SYMBOL SQD.V
SEC 12g3-2(b) #82-1756

The Company has granted stock options to purchase up to 100,000 shares, exercisable at a price of 24¢ per share for a term of five years, under its Stock Option Plan.

ON BEHALF OF THE BOARD OF
C SQUARED DEVELOPMENTS INC.

"Jonathan George"

Jonathan George, President

82-1756

MATERIAL CHANGE REPORT

BC FORM 53-901F
Under Section 85(1) of the British Columbia Securities Act

FORM 27
Under Section 118(1) of the Alberta Securities Act

1. **Reporting Issuer**

C Squared Developments Inc. (the "Company")
735 – 1489 Marine Drive
West Vancouver, B.C. V7T 1B8

Telephone: (604) 913-0613

2. **Date of Material Change**

September 17, 2002

3. **Press Release**

A news release was issued on September 17, 2002, and disseminated through the facilities of Canada Stockwatch and Market News.

4. **Summary of Material Change(s)**

The Company has granted 100,000 stock options.

5. **Full Description of Material Change(s)**

The Company has granted stock options to purchase up to 100,000 shares, exercisable at a price of 24¢ per share for a term of five years, under its Stock Option Plan.

6. **Reliance on Section 85(2) of the Act (British Columbia)**

Not Applicable

7. **Omitted Information**

Not Applicable

8. **Senior Officer**

Jonathan George
Telephone: (604) 913-0613

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 18th day of September, 2002.

C SQUARED DEVELOPMENTS INC.
Per:

"Jonathan George"

Jonathan George, President